SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Period Ended
December 31, 2003

Commission File Number 1-5263
(The Lubrizol Corporation)



A. Full title and address of Plan:

The Lubrizol Corporation Employees'
Profit Sharing and Savings Plan
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The Lubrizol Corporation
29400 Lakeland Boulevard
Wickliffe, Ohio 44092

REQUIRED INFORMATION

Listed below are all of the exhibits and financial statements filed as part of the annual report:

a. Exhibit - Consent of Independent Auditors

b. Financial Statements

Independent Auditors' Report

Statement of Net Assets Available for Benefits as of December 31, 2003.

Statement of Net Assets Available for Benefits as of December 31, 2002.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003.

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002.

Notes to Financial Statements for the Years Ended December 31, 2003, and December 31, 2002.

Schedule H, Line 4i – Schedule of Assets (Held at the End of Year) as of December 31, 2003

Schedule H, Line 4j – Schedule of Reportable Transactions for the Year Ended December 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE LUBRIZOL CORPORATION
EMPLOYEES' PROFIT SHARING
AND SAVINGS PLAN

Date: June 25, 2004

By: Leslie M. Reynolds
L. M. Reynolds

Title: Chair, Employee Benefits
Administrative Committee

# EXHIBIT INDEX

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Lubrizol Corporation:

We consent to the incorporation by reference in Registration Statement No. 33-61091 of The Lubrizol Corporation on Form S-8 of our report dated June 24, 2004, appearing in this Annual Report on Form 11-K of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Cleveland, Ohio
June 25, 2004

# *The Lubrizol Corporation Employees' Profit Sharing and Savings Plan*

*Financial Statements for the
Years Ended December 31, 2003 and 2002,
Supplemental Schedules for the
Year Ended December 31, 2003 and
Report of Independent Registered
Public Accounting Firm*

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 2500
127 Public Square
Cleveland, OH 44114-1303
USA

Tel: +1 216 589 1300
Fax: +1 216 589 1369
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative
Committee of The Lubrizol Corporation
Employees' Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the supplemental information. The supplemental schedules and supplemental information are the responsibility of the Plan's management. Such supplemental schedules and supplemental information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2004

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2003

| | Supplemental Information | | | | |
|---|---|---|---|---|---|
| | Non-Participant Directed Investments | | | Participant Directed Investments | |
| | Profit Sharing General Fund | Profit Sharing Lubrizol Stock Fund | 401(k) Lubrizol Stock Fund | 401(k) Other Funds | Total |
| **ASSETS:** | | | | | |
| Investments: | | | | | |
| At fair value: | | | | | |
| Lubrizol common stock | $ 6,089,462 | $11,925,339 | $44,684,652 | $ - | $ 62,699,453 |
| Investment funds | 68,941,665 | | | 142,334,970 | 211,276,635 |
| Other common stocks | 42,356,549 | | | | 42,356,549 |
| Short-term investments | 1,581,997 | 145,185 | 627,020 | | 2,354,202 |
| Participant loans | | | | 5,778,771 | 5,778,771 |
| At contract value—guaranteed investment contracts and related funds | | | | 59,937,303 | 59,937,303 |
| Total investments | 118,969,673 | 12,070,524 | 45,311,672 | 208,051,044 | 384,402,913 |
| Cash | 101,593 | | | | 101,593 |
| Contribution receivable | 3,669,962 | | 31,246 | 21,006 | 3,722,214 |
| Accrued income receivable | | | | 21,832 | 21,832 |
| Investment sales, pending settlement | 734,059 | | | | 734,059 |
| TOTAL ASSETS | 123,475,287 | 12,070,524 | 45,342,918 | 208,093,882 | 388,982,611 |
| **LIABILITIES**—Investment purchases, pending settlement | 282,987 | | | | 282,987 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 123,192,300 | $ 12,070,524 | $45,342,918 | $ 208,093,882 | $388,699,624 |

See notes to financial statements.

## THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

### STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
### DECEMBER 31, 2002

| | Supplemental Information | | | | |
|---|---|---|---|---|---|
| | Non-Participant Directed Investments | | | Participant Directed Investments | |
| | Profit Sharing General Fund | Profit Sharing Lubrizol Stock Fund | 401(k) Lubrizol Stock Fund | 401(k) Other Funds | Total |
| **ASSETS:** | | | | | |
| Investments: | | | | | |
| At fair value: | | | | | |
| Lubrizol common stock | $ 5,322,037 | $12,293,330 | $46,760,557 | $ - | $ 64,375,924 |
| Investment funds | 66,180,237 | | | 93,116,457 | 159,296,694 |
| Other common stocks | 29,707,640 | | | | 29,707,640 |
| Short-term investments | 1,011,864 | 199 | 34,862 | 25,512 | 1,072,437 |
| Participant loans | | | | 5,184,326 | 5,184,326 |
| At contract value—guaranteed investment contracts and related funds | | | | 46,318,590 | 46,318,590 |
| Total investments | 102,221,778 | 12,293,529 | 46,795,419 | 144,644,885 | 305,955,611 |
| Contribution receivable | 4,321,763 | | | | 4,321,763 |
| Accrued income receivable | 1,755,850 | 30 | 311 | 199,753 | 1,955,944 |
| Interfund receivables (payables) | (4,661) | | (144,980) | 149,641 | |
| Investment sales, pending settlement | 113,947 | | 216,309 | 61,033 | 391,289 |
| TOTAL ASSETS | 108,408,677 | 12,293,559 | 46,867,059 | 145,055,312 | 312,624,607 |
| **LIABILITIES**—Investment purchases, pending settlement | 1,787,029 | | 1,010 | 410,397 | 2,198,436 |
| NET ASSETS AVAILABLE FOR BENEFITS | $ 106,621,648 | $12,293,559 | $46,866,049 | $ 144,644,915 | $310,426,171 |

See notes to financial statements.

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
## YEAR ENDED DECEMBER 31, 2003

| | | Supplemental Information | | | |
|---|---|---|---|---|---|
| | | Non-Participant Directed Investments | | Participant Directed Investments | |
| | Profit Sharing General Fund | Profit Sharing Lubrizol Stock Fund | 401(k) Lubrizol Stock Fund | 401(k) Other Funds | Total |
| ADDITIONS: | | | | | |
| Investment income: | | | | | |
| Dividend income—Lubrizol common stock | $ 187,098 | $ 402,990 | $ 1,623,554 | $ - | $ 2,213,642 |
| Interest and other dividend income | 2,880,752 | 6 | 350 | 1,432,627 | 4,313,735 |
| Net appreciation in fair value of investments | 22,636,298 | 809,840 | 2,974,593 | 33,155,496 | 59,576,227 |
| Total investment income | 25,704,148 | 1,212,836 | 4,598,497 | 34,588,123 | 66,103,604 |
| Contributions: | | | | | |
| Participants | | | 1,673,954 | 13,097,329 | 14,771,283 |
| Employer | 3,726,714 | | 2,261,070 | 664,590 | 6,652,374 |
| Total additions | 29,430,862 | 1,212,836 | 8,533,521 | 48,350,042 | 87,527,261 |
| DEDUCTIONS—Distributions to participants | 5,029,854 | 504,355 | 1,565,834 | 6,428,555 | 13,528,598 |
| NET INCREASE PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN | 24,401,008 | 708,481 | 6,967,687 | 41,921,487 | 73,998,663 |
| INTERFUND TRANSFERS | (7,830,356) | (931,516) | (8,490,818) | 17,252,690 | |
| TRANSFERS IN FROM MERGED PLANS | | | | 4,274,790 | 4,274,790 |
| INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR | 16,570,652 | (223,035) | (1,523,131) | 63,448,967 | 78,273,453 |
| NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2002 | 106,621,648 | 12,293,559 | 46,866,049 | 144,644,915 | 310,426,171 |
| NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2003 | $ 123,192,300 | $ 12,070,524 | $ 45,342,918 | $ 208,093,882 | $ 388,699,624 |

See notes to financial statements.

## THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

### STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2002

| | Supplemental Information | | | | |
|---|---|---|---|---|---|
| | Non-Participant Directed Investments | | | Participant Directed Investments | |
| | Profit Sharing General Fund | Profit Sharing Lubrizol Stock Fund | 401(k) Lubrizol Stock Fund | 401(k) Other Funds | Total |
| ADDITIONS: | | | | | |
| Investment income (loss): | | | | | |
| Dividend income—Lubrizol common stock | $ 208,953 | $ 430,174 | $ 1,625,791 | $ - | $ 2,264,918 |
| Interest and other dividend income | 2,741,731 | 603 | 6,884 | 2,914,293 | 5,663,511 |
| Net depreciation in fair value of investments | (14,351,247) | (1,927,752) | (7,143,961) | (24,777,282) | (48,200,242) |
| Total investment loss | (11,400,563) | (1,496,975) | (5,511,286) | (21,862,989) | (40,271,813) |
| Contributions: | | | | | |
| Participants | | | 1,648,699 | 11,720,730 | 13,369,429 |
| Employer | 4,321,763 | | 2,522,424 | 185,263 | 7,029,450 |
| Total additions | (7,078,800) | (1,496,975) | (1,340,163) | (9,956,996) | (19,872,934) |
| DEDUCTIONS—Distributions to participants | 4,765,904 | 682,831 | 1,669,126 | 8,161,595 | 15,279,456 |
| NET DECREASE PRIOR TO INTERFUND TRANSFERS AND TRANSFER IN FROM MERGED PLAN | (11,844,704) | (2,179,806) | (3,009,289) | (18,118,591) | (35,152,390) |
| INTERFUND TRANSFERS | (12,702,531) | (913,651) | (7,238,503) | 20,854,685 | |
| TRANSFER IN FROM MERGED PLAN | | | | 160,554 | 160,554 |
| INCREASE (DECREASE) IN NET ASSETS FOR THE YEAR | (24,547,235) | (3,093,457) | (10,247,792) | 2,896,648 | (34,991,836) |
| NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2001 | 131,168,883 | 15,387,016 | 57,113,841 | 141,748,267 | 345,418,007 |
| NET ASSETS AVAILABLE FOR BENEFITS—December 31, 2002 | $ 106,621,648 | $ 12,293,559 | $ 46,866,049 | $ 144,644,915 | $310,426,171 |

See notes to financial statements.

## 1. DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Employees' Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

***General***—The Lubrizol Corporation (the "Company" or "Plan Sponsor") established the Plan for the purpose of encouraging employee long-term, tax-deferred savings for retirement and employee ownership of common shares of the Company. The Plan also allows employees to share in the profits of the Company. The Plan is subject to the reporting and disclosure requirements, vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

On February 3, 2003, the net assets of $1,812,278 of The Dock Resins Corporation 401(k) Profit Sharing Plan and net assets of $2,462,512 of The Chemron Corporation Employee Savings Plan, plans of recently acquired wholly-owned subsidiaries of the Company, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans. On July 2, 2002, the net assets of $160,554 of the Kabo Employee Retirement Plan, a plan of a wholly-owned subsidiary, were transferred into the Plan and were allocated to the Plan's investment funds based upon employee elections or comparable investment funds available within the merged plans.

***Administration***—The Plan is administered by the Employee Benefits Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Committee's powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions and authorization of disbursements from the Plan.

The assets of the various funds are maintained and administered by a bank acting as Trustee. The Plan agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Effective February 1, 2003, the Plan's trustee changed from Key Bank to State Street Bank and Trust Company and the Plan's recordkeeper changed from Key Bank to CitiStreet.

The Board of Directors of the Company appoints the Retirement and Savings Plans Investment Committee of the Plan, whose duties relate to investment oversight of the General Fund and include a review of the general investment policy and procedures of the Trustee and performance of various investment managers.

***Participation and Contributions***—All regular employees of the Company and participating subsidiaries are eligible for participation on the first day of covered employment.

Eligible employees may elect a base salary deduction ranging from 1% to 18% (16% for highly compensated employees), subject to the limitations of the Internal Revenue Code, and to have such amount contributed to the Plan as a before-tax contribution ("CODA Contribution"). The Company contributes a matching contribution to the Plan in an amount equal to 50% of an employee's CODA Contributions up to 4% of the employee's base salary.

Eligible employees may also make contributions ranging from 1% to 18% (16% for highly compensated employees) of their base salary on an after-tax basis ("Supplemental Contribution"), provided that the total of an employee's CODA and Supplemental Contributions do not exceed 18% (16% for highly compensated employees). CODA and matching contributions are excluded from the participants' taxable income until such amounts are received by them as a distribution from the Plan. Supplemental Contributions are made on an after-tax basis and are therefore included in the participants' taxable income in the period of contribution. For purposes of allocating Plan contributions, compensation is limited to a maximum of $200,000 for 2003 and 2002.

Effective October 1, 2002, the Plan was amended to allow eligible employees to make catch-up contributions. Any employee who turns at least age 50 during 2003 was eligible to elect to make an additional before-tax contribution of up to $2,000 in 2003 if they met one of the following conditions:

a. Elected to make before-tax contributions of 18% of eligible compensation or 16% for highly compensated employees, or

b. Contributed at least $12,000 for the Plan year.

The Company also contributes a portion of its adjusted consolidated net income, as defined in the Plan document, to the Plan ("Profit Sharing Contributions"). Profit Sharing Contributions are determined by the Board of Directors of the Company and are allocated to each participant's profit sharing account based upon year end compensation of the employee, as defined in the Plan document. For purposes of allocated Profit Sharing Contributions, compensation is limited to the annual maximum set by the Internal Revenue Service. In addition, income from investments, gains or losses on sales of investments, and appreciation or depreciation in the market value of investments are allocated daily to participants' accounts.

In addition to the above contributions, the Plan provides for rollover contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and transferred contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

***Participant Accounts***—Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

***Investment of Contributions***—Participants elect investment of their CODA Contributions and Supplemental Contributions in one or more of the Plan's eleven investment funds (excludes the General Fund, the Profit Sharing Lubrizol Stock Fund and the Participant Loan Fund) in 1% increments. Effective July 1, 2002, all participants, regardless of age or vested ownership percentage, are now able to direct the investment of the Company matching contributions made to their account into any of the 401(k) investment funds. Employees are able to reallocate existing match balances and/or change the investment direction of future Company matching contributions. If an employee does not make an investment election regarding Company matching contributions, they will be invested in the 401(k) Lubrizol Stock Fund. Prior to July 1, 2002, all matching contributions were automatically invested in the Lubrizol Stock Fund with the exception that a participant who was at least 55 years old may have elected to invest this contribution in 1% increments in the other available investment funds. A participant may elect to change his or her investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA and Supplemental Contributions among the available investment funds in increments of 1% of the total amount to be reallocated once daily. All Profit Sharing Contributions are automatically invested in the General Fund. A participant may elect once daily to reallocate a portion or all of their account attributable to Profit Sharing Contributions from the General Fund to one or more of the other available investment funds.

*Vesting and Distributions*—Each participant is immediately and fully vested in all CODA and Supplemental Contributions and earnings thereon. Participants vest in matching contributions and their beneficial interest in Profit Sharing Contributions at a rate of 20% for each full year of eligible service and become completely vested after five years, at retirement or after age 55, upon death, or upon termination of employment due to permanent and total disability.

Effective in 2002, employees who invest in the 401(k) Lubrizol Stock Fund or the Profit Sharing Lubrizol Stock Fund may elect to have the dividends reinvested in Lubrizol common stock or paid in cash. Participants must make the election to receive cash prior to the ex-dividend date for the calendar quarter in which the dividend will be paid.

Participants may request voluntary withdrawals of their Supplemental Contributions only once every six months, excluding hardship withdrawals. Participants may also apply for hardship withdrawals from their CODA Contributions, subject to adherence to Internal Revenue Service regulations as determined by CitiStreet, the Plan's record keeper, or request of an in-service distribution upon attainment of age 59-1/2. Participants taking a hardship withdrawal must elect the dividend payment option. When a participant's employment terminates, his or her vested account balances will be distributed in a single lump sum.

*Participant Loans*—The Plan provides for a participant loan option. The Plan allows participants to borrow up to the lesser of 50% of the value of their CODA, rollover and vested matching contribution accounts or 100% of the value of their CODA and rollover accounts, not to exceed $50,000. Each participant is restricted to three outstanding loans at a time, and the minimum loan is $1,000.

Participant loans accrue interest at a rate fixed at the time of the borrowings. Loan repayments are made through payroll deductions and are credited to the participant's account. The repayment period may not be more than five years, except for loans issued to purchase a principal residence, which may be repaid within 15 years.

*Forfeited Accounts*—Forfeited nonvested accounts are used to reduce future Company contributions. In 2003 and 2002, Company contributions were reduced by approximately $65,000 and $60,000, respectively, from forfeited nonvested accounts.

## 2. DESCRIPTION OF THE INVESTMENT FUNDS

The Plan provides for the establishment of the General Fund, the Profit Sharing Lubrizol Stock Fund, a Participant Loan Fund, and at least three other investment alternatives. The 401(k) portion of the Plan currently offers eleven investment alternatives to participants. The Plan maintains separate 401(k) and profit sharing accounts for each participant and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

***Profit Sharing Funds:***

*The General Fund* holds all profit sharing contributions made by the Company, except for those pre-1983 contributions, which individuals have chosen to leave in Lubrizol common stock in the Profit Sharing Lubrizol Stock Fund. Cash dividends on shares in the Profit Sharing Lubrizol Stock Fund are transferred to the individual's General Fund account balance. The General Fund invests in a variety of domestic and international equities, real estate, fixed income instruments, and Lubrizol common stock.

*The Profit Sharing Lubrizol Stock Fund* assets are invested in common shares of the Company. No contributions are made to this fund. All cash dividends are used to repurchase additional shares of Lubrizol stock. Distributions from this fund are in common shares and cash in lieu of fractional shares or, at the participant's election, entirely in cash. Participants in the Profit Sharing Lubrizol Stock Fund have a one way option to transfer all or any part of their beneficial interest to the General Fund at any time.

***401(k) Funds:***

*The Stable Value Fund* invests in a portfolio of high quality fixed income instruments which may include government and corporate bonds, investment contracts issued by banks, insurance and other financial companies, and other fixed income obligations intended to provide a stable rate of return while seeking to preserve principal value.

*The Core Bond Fund* invests in an actively managed collective trust fund, the One Group Bond Fund A, which invests in fixed income instruments including U.S. Government and agency securities, investment grade corporate bonds and mortgage- and asset-backed securities.

*The Balanced Fund* invests in an actively managed collective trust fund, the American Funds American Balanced Fund, which invests in a broadly diversified portfolio of securities from the domestic equity and fixed income markets.

*The Large Cap Value Fund* invests in an actively managed collective trust fund, the MFS Value Fund, which invests in equity securities believed to be undervalued.

*The Equity Index Fund* invests in an index fund, the SSgA S&P 500 Index Fund, maintained by the Trustee as part of a collective trust fund which invests in the common stocks included in the Standard & Poor's 500 Index, futures contracts and other derivative securities designed to replicate the performance of the common stocks included in the Standard & Poor's Composite Stock Price Index.

*The Mid Cap Value Fund* invests in an actively managed collective trust fund, the JP Morgan Mid Cap Value Fund A (effective 1/1/2004), which invests in equity securities of medium-sized U.S. companies with market capitalizations between $1 billion and $20 billion and are believed to be undervalued.

*The Equity Growth Fund* invests in an actively managed collective trust fund, the Legg Mason Value Trust Fund, which invests in a concentrated portfolio of common and preferred stocks and securities convertible into common stocks.

*The International Equity Fund* invests in an actively managed collective trust fund, the American Funds EuroPacific Growth Fund A, which invests in a diversified portfolio of common stocks and other securities of companies based outside the United States, primarily in large industrial nations.

*The Small-Mid Cap Growth Fund* invests in an actively managed collective trust fund, the Franklin Small-Mid Cap Growth Fund A, which invests primarily in a diversified portfolio of common stocks of small size domestic companies with market capitalizations of less than $1.5 billion.

*The Small Cap Growth Fund (effective 1/1/2004)* invests in an actively managed collective trust fund, the Harris Small-Cap Opportunity Fund, which normally invests 80% of its assets in the securities of smaller capitalization companies.

*The Lubrizol Stock Fund* consists of common shares of the Company and temporary investments in the Trustee's State Street Short Term Fund.

*The Participant Loan Fund* consists of investments in loans to Plan participants in accordance with the Plan provisions.

Participant distributions from the Stable Value Fund, Core Bond Fund, Balanced Fund, Large Cap Value Fund, Equity Index Fund, Mid Cap Value Fund, Equity Growth Fund, International Equity Fund, Small-Mid Cap Growth Fund, and Small Cap Growth Fund are paid in cash; amounts distributed from the 401(k) Lubrizol Stock Fund and the Profit Sharing Lubrizol Stock Fund are paid in the form of common shares of the Company or their cash equivalent at the election of the participant or their beneficiary. Distributions from the General Fund are paid in cash or, at the participant's election, partially in cash and common shares of the Company, as provided in the Plan.

The value of all funds and the interests of participants under each fund are calculated on a daily basis (based on the best information available, which may include estimated values).

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Accounting***—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

***Valuation of Investments***—Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value except for guaranteed investment contracts, which are reported at contract value. Investments stated at market value are valued using quoted market prices or at values determined by the Trustee based on the market values of the underlying investments. Guaranteed investment contracts are stated at values equivalent to cost plus reinvested interest. Employee loans are stated at cost, which approximates fair market value.

***Tax Exempt Status***—The Plan obtained its latest determination letter dated April 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

***Expenses***—Expenses in connection with administration of the Plan have been paid by the Company.

## 4. INVESTMENTS

The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

| | December 31 2003 | | December 31 2002 | |
|---|---|---|---|---|
| The Lubrizol Corporation, common stock, 1,928,120 and 2,110,686 shares, respectively | $ 62,699,453 | * | $64,375,924 | * |
| Investment funds: | | | | |
| Key Trust Company of Ohio, N.A., EB Equity Index Fund, 582,810 units | | | 35,570,658 | |
| DFA Investment Trust Company, DFA US 6/10 Value PTFL, 1,052,356 shares | | | 16,174,709 | |
| Evergreen International Growth, 2,858,186 shares | | | 16,891,881 | |
| Pimco Funds, Pimco Total Return Mutual Fund 1,803,248 and 1,509,079 shares respectively | 19,304,414 | | 16,101,871 | |
| State Street Bank & Trust Company, SSgA S&P 500 Index Fund, 3,766,966 units | 49,460,259 | | | |
| American Funds Group, American Balanced Fund, 1,301,960 units | 22,510,887 | | | |
| LM Advisors, Legg Mason Value Trust Fund, 338,219 units | 21,081,203 | | | |
| Guaranteed investment contracts and related funds— Metropolitan Life Insurance Co., Intermediate Duration Fund | 59,937,303 | | 46,318,590 | |

* Non-participant directed

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

| | Years Ended December 31 2003 | Years Ended December 31 2002 |
|---|---|---|
| Lubrizol common stock | $ 4,216,775 | $(10,189,855) |
| Investment funds | 29,394,859 | (34,516,105) |
| U.S. Government securities and corporate bonds | | 3,289 |
| Other common stocks | 25,964,593 | (3,215,012) |
| Other investments | | (282,559) |
| Total | $ 59,576,227 | $(48,200,242) |

17 of 28

## 5. INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan has entered into an investment contract issued by an insurance company including a synthetic investment contract. The synthetic contract includes assets placed in a third-party fund and a related wrapper contract that provides that Plan transactions must be executed at contract value. The contracts are included in the Plan's Fixed Income Fund at contract value as reported by the Trustee. Fair value of the investment contract is $57,282,687 and $47,835,941 as of December 31, 2003 and 2002, respectively. The fund is credited with earnings and charged for Plan withdrawals and administrative expenses charged by the insurance company. Contract value represents contributions made under the contract, plus stated earnings, less plan withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is reset quarterly. The contract's crediting interest rate was 4.05% and 4.65% at December 31, 2003 and 2002, respectively. The fund's return on the investment contract during 2003 and 2002 was 3.99% and 5.0%, respectively. The contract has no specified maturity date. The wrapper contract is entered into by the Plan to manage market risk.

## 6. TRANSACTIONS IN PLAN SPONSOR SECURITIES

The General Fund, the Profit Sharing Lubrizol Stock Fund and the 401(k) Lubrizol Stock Fund invest in shares of common stock of the Company. During the years ended December 31, 2003 and 2002, 827,071 and 581,613 shares, respectively, of Lubrizol common stock at a cost of $26,092,212 and $18,564,670 respectively, were purchased by the Plan. All purchased shares were acquired at the then current market value on the open market.

In addition, during the years ended December 31, 2003 and 2002, the Plan sold or distributed to participants 1,009,637 and 797,535 shares, respectively, of Lubrizol common stock and received proceeds of $30,380,977 and $27,749,831, respectively.

## 7. PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all employer contributions made on their behalf.

* * * * * *

# SUPPLEMENTAL SCHEDULES

19 of 28

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2003

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | **General Fund** | | | |
| | Company Common Stock Fund: | | | |
| * | The Lubrizol Corporation | Common Stock - 187,344 Shares | $ 5,504,452 | $ 6,089,462 |
| | Investment Funds: | | | |
| | DFA Investment Trust Company | DFA US 6/10 Value PTFL - 615,512 Shares | 11,540,704 | 14,094,270 |
| | Morgan Guaranty Trust | Mgt-JPM Strategic Property - 5,623 Shares | 4,927,886 | 5,450,427 |
| | Banc One | One Group Bond Fund | 12,811,650 | 12,846,544 |
| | Evergreen | Evergreen International Growth - 2,255,543 Shares | 14,796,039 | 17,246,010 |
| | State Street Bank & Trust Company | Pimco Total Return Mutual Fund - 1,803,248 Shares | 19,068,100 | 19,304,414 |
| | Total Investment Funds | | 63,144,379 | 68,941,665 |
| | Common Stock: | | | |
| | 3M Co. | Common Stock - 300 Shares | 23,462 | 25,509 |
| | Abbott Laboratories | Common Stock - 3,500 Shares | 153,647 | 163,100 |
| | ADC Telecommunications Inc. | Common Stock - 80,220 Shares | 164,244 | 238,253 |
| | Adolor Corp | Common Stock - 2,500 Shares | 32,988 | 50,050 |
| | Advanced Neuromodulation Systems | Common Stock - 1,400 Shares | 44,833 | 64,372 |
| | Affiliated Managers Group Inc | Common Stock - 600 Shares | 42,095 | 41,754 |
| | Air Products & Chemicals | Common Stock - 1,200 Shares | 54,906 | 63,672 |
| | Alcoa Inc. | Common Stock - 4,800 Shares | 152,737 | 182,400 |
| | Altria Group Inc. | Common Stock - 9,300 Shares | 312,693 | 512,430 |
| | AMBAC Finl Group Inc | Common Stock - 1,450 Shares | 76,439 | 100,616 |
| | Ameren Corp | Common Stock - 4,700 Shares | 210,747 | 219,185 |
| | American Electric Power Inc | Common Stock - 14,300 Shares | 558,521 | 436,293 |
| | American International | Common Stock - 2,800 Shares | 170,382 | 185,584 |
| | Anheuser Busch | Common Stock - 900 Shares | 44,123 | 47,412 |
| | Ann Taylor Stores Corp | Common Stock - 1,800 Shares | 67,170 | 70,200 |
| | AON Corp | Common Stock - 12,150 Shares | 250,006 | 290,871 |
| | Applied Micro Circuits Corp | Common Stock - 13,550 Shares | 66,358 | 81,029 |
| | Arch Coal Inc. | Common Stock - 3,400 Shares | 77,024 | 105,978 |
| | Arrow Electrs Inc | Common Stock - 3,500 Shares | 95,213 | 80,990 |
| | Ashland Inc | Common Stock - 3,700 Shares | 158,480 | 163,022 |
| | Automatic Data Processing | Common Stock - 3,600 Shares | 132,963 | 143,086 |
| | Avnet Inc | Common Stock - 6,400 Shares | 163,758 | 138,624 |
| | AVX Corp | Common Stock - 7,030 Shares | 61,700 | 116,839 |
| | Bank of America Corp | Common Stock - 7,000 Shares | 391,683 | 563,010 |
| | Bearingpoint Inc | Common Stock - 10,000 Shares | 98,901 | 100,900 |
| | Becton Dickinson & Co | Common Stock - 4,195 Shares | 137,467 | 173,226 |
| | Big Lots Inc | Common Stock - 25,600 Shares | 340,453 | 363,776 |
| | BMC Software Inc | Common Stock - 5,500 Shares | 95,492 | 102,575 |
| | Boeing Corp | Common Stock - 4,800 Shares | 186,590 | 202,272 |
| | BP Amoco PLC ADR | Common Stock - 3,800 Shares | 158,950 | 187,530 |
| | Bristol - Myers Squibb | Common Stock - 6,000 Shares | 151,691 | 173,168 |
| | Brookstone Inc. | Common Stock - 3,350 Shares | 63,450 | 71,389 |
| | Burlington Northern Santa Fe | Common Stock - 5,300 Shares | 129,670 | 172,250 |
| | Burlington Resources Inc | Common Stock - 5,730 Shares | 290,333 | 317,947 |
| | Carlisle Cos Inc | Common Stock - 5,515 Shares | 205,686 | 335,643 |
| | Catalina Marketing Corp | Common Stock - 12,346 Shares | 187,373 | 248,895 |
| | Cathay General Bancorp | Common Stock - 1,300 Shares | 67,346 | 72,384 |



(Continued)

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

## SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2003

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Common Stock (Continued): | | | |
| | CBRL Group Inc | Common Stock - 7,515 Shares | 179,019 | 287,524 |
| | Celgene Corp | Common Stock - 1,700 Shares | 27,497 | 76,534 |
| | Central Freight Lines Inc. | Common Stock - 3,860 Shares | 65,431 | 68,515 |
| | Chevron Texaco Corp | Common Stock - 3,000 Shares | 224,340 | 259,170 |
| | Chubb Corp | Common Stock - 6,000 Shares | 354,133 | 410,760 |
| | Circuit City Stores | Common Stock - 2,700 Shares | 27,671 | 27,351 |
| | Citigroup | Common Stock - 9,000 Shares | 423,389 | 436,860 |
| | City Natl Corp | Common Stock - 800 Shares | 36,960 | 49,696 |
| | Clorox Co. | Common Stock - 3,550 Shares | 167,208 | 172,388 |
| | Coca Cola | Common Stock - 1,400 Shares | 64,224 | 71,050 |
| | Comcast Corp. Class A | Common Stock - 3,000 Shares | 98,896 | 98,610 |
| | Comcast Corp. Special Class A | Common Stock - 10,100 Shares | 307,871 | 315,928 |
| | Community Health Systems | Common Stock - 2,550 Shares | 51,416 | 67,779 |
| | Computer Sciences Corp | Common Stock - 6,805 Shares | 235,404 | 300,985 |
| | Conagra Foods Inc. | Common Stock - 9,200 Shares | 224,509 | 242,788 |
| | Concurrent Computer Corp | Common Stock - 10,000 Shares | 42,159 | 43,700 |
| | Connetics Corp | Common Stock - 3,650 Shares | 43,757 | 66,284 |
| | Conocophillips | Common Stock - 9,200 Shares | 400,305 | 603,244 |
| | Consolidated Edison Inc. | Common Stock - 5,200 Shares | 209,630 | 223,652 |
| | Constellation Energy Group | Common Stock - 7,200 Shares | 165,120 | 283,824 |
| | Cooper Cos Inc | Common Stock - 2,000 Shares | 72,740 | 94,323 |
| | Cooper Industries LTD. | Common Stock - 2,900 Shares | 124,825 | 169,012 |
| | Countrywide Credit Corp | Common Stock - 1,780 Shares | 66,021 | 135,013 |
| | Covance Inc | Common Stock - 3,200 Shares | 75,352 | 85,760 |
| | Coventry Health Care Inc | Common Stock - 1,200 Shares | 49,058 | 77,388 |
| | Crown Holdings Inc. | Common Stock - 9,100 Shares | 201,739 | 82,446 |
| | CSX Corp | Common Stock - 2,600 Shares | 110,401 | 93,444 |
| | Cullen Frost Bankers Inc | Common Stock - 1,100 Shares | 36,942 | 44,627 |
| | CUNO Inc. | Common Stock - 1,000 Shares | 32,000 | 45,030 |
| | Cyress Semiconductor Corp | Common Stock - 4,900 Shares | 73,249 | 104,664 |
| | Dell Inc. | Common Stock - 1500 Shares | 55,091 | 50,940 |
| | Delta & Pine Land Co. | Common Stock - 2,400 Shares | 51,071 | 60,960 |
| | Devry Inc. | Common Stock - 3,500 Shares | 86,702 | 87,955 |
| | Dick's Sporting Goods Inc. | Common Stock - 900 Shares | 33,213 | 43,794 |
| | Digene Corp | Common Stock - 1,200 Shares | 38,123 | 48,120 |
| | Digital Theater Systems Inc. | Common Stock - 2,460 Shares | 51,727 | 60,737 |
| | Dionex Corp | Common Stock - 2,060 Shares | 57,124 | 94,801 |
| | Discovery Laboratories Inc. | Common Stock - 6,700 Shares | 51,772 | 70,283 |
| | Disney Walt Co. | Common Stock - 7,200 Shares | 164,374 | 169,488 |
| | Dollar Gen Corp | Common Stock - 3,230 Shares | 41,319 | 67,911 |
| | Dover Corp | Common Stock - 3,120 Shares | 81,051 | 124,020 |
| | Duke Energy | Common Stock - 1,400 Shares | 25,111 | 28,630 |
| | El Paso Corp. | Common Stock - 6,500 Shares | 51,218 | 53,235 |
| | Emerson Electirc | Common Stock - 1,500 Shares | 84,066 | 97,125 |
| | Emmis Communications Inc | Common Stock - 5,800 Shares | 125,776 | 156,890 |
| | Entegris Inc | Common Stock - 14,480 Shares | 110,561 | 186,068 |
| | Entergy Corp | Common Stock - 5,200 Shares | 285,022 | 297,076 |
| | Entravision Communications | Common Stock - 6,000 Shares | 66,652 | 66,600 |
| | Equity Inns Inc. | Common Stock - 5,000 Shares | 42,421 | 45,926 |
| | Ethan Allen Interiors Inc | Common Stock - 1,700 Shares | 70,616 | 71,196 |

(Continued)

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

**SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**EIN 34-0367600—PLAN NO. 003**
**DECEMBER 31, 2003**

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Common Stock (Continued): | | | |
| | Fairchild Semicon International | Common Stock - 5,800 Shares | 105,319 | 144,826 |
| | Federal National Mtge. Assoc. | Common Stock - 3,700 Shares | 256,186 | 277,722 |
| | Federal Signal Corp | Common Stock - 12,970 Shares | 219,483 | 228,571 |
| | Filenet Corp. | Common Stock - 2,900 Shares | 64,148 | 78,532 |
| | First Community Bancorp | Common Stock - 1,300 Shares | 37,084 | 46,982 |
| | First Data Corp. | Common Stock - 2,500 Shares | 93,739 | 102,775 |
| | First Midwest Bancorp Inc. | Common Stock - 1,500 Shares | 39,167 | 48,967 |
| | Fisher Scientific Intl. | Common Stock - 3,100 Shares | 99,562 | 128,247 |
| | FleetBoston Financial Corp | Common Stock - 5,200 Shares | 199,991 | 229,220 |
| | Flextronics Intl. | Common Stock - 12,400 Shares | 139,030 | 184,016 |
| | FMC Technologies Inc. | Common Stock - 5,100 Shares | 105,129 | 118,830 |
| | Forrester Research Inc. | Common Stock - 3,900 Shares | 63,835 | 69,693 |
| | Fossil Inc. | Common Stock - 2,500 Shares | 67,859 | 70,025 |
| | Foundry Networks Inc | Common Stock - 4,500 Shares | 67,736 | 123,120 |
| | Franklin Bank Corp. | Common Stock - 500 Shares | 7,250 | 9,500 |
| | Freddie Mac | Common Stock - 4,100 Shares | 224,450 | 239,762 |
| | Frontier Oil Corp. | Common Stock - 3,800 Shares | 64,223 | 65,631 |
| | General Electric Co. | Common Stock - 21,400 Shares | 637,937 | 667,252 |
| | Glamis Gold Ltd. | Common Stock - 2,900 Shares | 40,118 | 49,648 |
| | Glaxo PLC Sponsored ADR | Common Stock - 9,800 Shares | 365,464 | 459,818 |
| | Golden West Finl Corp | Common Stock - 3,300 Shares | 206,442 | 340,527 |
| | Haemonetics Corp | Common Stock - 14,260 Shares | 280,216 | 340,671 |
| | Hain Celestial Croup Inc. | Common Stock - 2,900 Shares | 61,465 | 67,309 |
| | Halliburton | Common Stock - 3,600 Shares | 84,286 | 93,600 |
| | Harte-Hanks Inc | Common Stock - 7,450 Shares | 136,708 | 162,038 |
| | Hasbro Inc | Common Stock - 10,150 Shares | 116,371 | 215,992 |
| | Heidrick & Struggles Intl. | Common Stock - 3,600 Shares | 58,341 | 78,480 |
| | Helix Technology Corp. | Common Stock - 4,200 Shares | 71,087 | 86,436 |
| | Hewlett Packard Co | Common Stock - 35,300 Shares | 638,983 | 813,665 |
| | Home Depot Inc. | Common Stock - 4,700 Shares | 169,197 | 166,803 |
| | Honeywell International Inc. | Common Stock - 4,100 Shares | 126,051 | 137,063 |
| | Hubbell Inc | Common Stock - 6,845 Shares | 204,709 | 304,124 |
| | Hunt (JB) Transport Svcs. Inc. | Common Stock - 2,100 Shares | 33,523 | 56,721 |
| | Hutchinson Technology Inc. | Common Stock - 1,900 Shares | 62,663 | 58,406 |
| | IBM | Common Stock - 2,300 Shares | 207,411 | 213,164 |
| | Ilex Oncology Inc. | Common Stock - 2,000 Shares | 42,087 | 42,500 |
| | IMS Health Inc | Common Stock - 7,790 Shares | 115,416 | 193,659 |
| | Ingram Micro Inc | Common Stock - 23,200 Shares | 286,756 | 368,880 |
| | Innkeepers USA Trust | Common Stock - 6,900 Shares | 54,820 | 57,969 |
| | Intel | Common Stock - 6,100 Shares | 200,388 | 196,420 |
| | International Paper Co. | Common Stock - 2,300 Shares | 90,352 | 99,153 |
| | Internet Security Systems Inc | Common Stock - 2,500 Shares | 41,249 | 47,075 |
| | Investors Financial Svcs. Corp. | Common Stock - 1,250 Shares | 29,413 | 48,013 |
| | Iron Mountain Inc | Common Stock - 1,200 Shares | 29,604 | 47,448 |
| | Jarden Corp. | Common Stock - 1,550 Shares | 38,589 | 42,377 |
| | Johnson & Johnson | Common Stock - 8,300 Shares | 416,144 | 428,778 |
| | K V Pharmaceutical Co | Common Stock - 2,000 Shares | 30,350 | 51,000 |
| | Kemet Corp. | Common Stock - 6,000 Shares | 80,414 | 82,140 |
| | Keyspan Corp. | Common Stock - 6,000 Shares | 209,856 | 220,800 |
| | Kimberly Clark Corp. | Common Stock - 1,500 Shares | 79,228 | 89,247 |
| | Knight Trading Group Inc. | Common Stock - 7,200 Shares | 34,067 | 105,408 |
| | Kroger Co. | Common Stock - 3,800 Shares | 66,583 | 70,338 |

(Continued)

## THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

### SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2003

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Common Stock (Continued): | | | |
| | Lam Research Corp. | Common Stock - 5,850 Shares | 107,373 | 188,955 |
| | Lawson Software Inc. | Common Stock - 7,800 Shares | 59,546 | 64,194 |
| | Lear Corp | Common Stock - 1,000 Shares | 36,869 | 61,530 |
| | Lehman Bros Hldgs Inc | Common Stock - 4,000 Shares | 195,536 | 308,880 |
| | Linens N Things Inc | Common Stock - 4,000 Shares | 100,706 | 120,320 |
| | Lions Gate Entertainment Corp. | Common Stock - 24,500 Shares | 70,049 | 109,760 |
| | Loews Corp. | Common Stock - 3,850 Shares | 167,021 | 190,383 |
| | Lowe's Companies | Common Stock - 2,900 Shares | 167,797 | 160,631 |
| | Magna Intl Inc | Common Stock - 1,200 Shares | 57,539 | 96,060 |
| | Mantech International Corp | Common Stock - 2,400 Shares | 47,958 | 59,880 |
| | Manufacturers Services LTD | Common Stock - 14,700 Shares | 76,075 | 89,376 |
| | Manugistics Group Inc. | Common Stock - 10,200 Shares | 55,111 | 63,750 |
| | Massey Energy Co. | Common Stock - 1,800 Shares | 29,642 | 37,440 |
| | Maverick Tube Corp. | Common Stock - 2,400 Shares | 48,705 | 46,200 |
| | May Dept Stores Co | Common Stock - 6,500 Shares | 192,271 | 188,955 |
| | MBIA Inc. | Common Stock - 6,860 Shares | 324,867 | 407,690 |
| | MBNA Corp. | Common Stock - 1,700 Shares | 42,252 | 42,475 |
| | McData Corp. | Common Stock - 6,500 Shares | 64,153 | 61,945 |
| | Meadwestvaco Corp | Common Stock - 11,000 Shares | 292,333 | 327,250 |
| | Medco Health Solutions Inc. | Common Stock - 4,560 Shares | 111,475 | 154,994 |
| | Medicines Company | Common Stock - 2,050 Shares | 40,745 | 60,393 |
| | Medtronic Inc. | Common Stock - 5,200 Shares | 237,999 | 253,149 |
| | Mellon Financial Corp. | Common Stock - 3,000 Shares | 88,285 | 96,330 |
| | Mentor Graphics Corp. | Common Stock - 3,000 Shares | 46,181 | 43,620 |
| | Mercantile Bank Corp. | Common Stock - 1,200 Shares | 40,039 | 43,800 |
| | Merck & Co. Inc. | Common Stock - 1,500 Shares | 67,549 | 69,300 |
| | MetLife Inc | Common Stock - 10,300 Shares | 236,566 | 346,801 |
| | Microsoft | Common Stock - 10,900 Shares | 283,288 | 300,186 |
| | Millennium Chemicals Inc | Common Stock - 4,200 Shares | 88,661 | 53,256 |
| | Mondavi Corp. | Common Stock - 1,000 Shares | 34,866 | 38,840 |
| | MPS Group Inc. | Common Stock - 6,520 Shares | 51,418 | 60,962 |
| | MSC Industrial Direct Co. | Common Stock - 6,900 Shares | 147,065 | 189,750 |
| | Mykrolis Corp. | Common Stock - 15,120 Shares | 114,891 | 243,130 |
| | National City Corp | Common Stock - 8,300 Shares | 216,588 | 281,702 |
| | Navigant Consulting Inc. | Common Stock - 4,500 Shares | 63,236 | 84,870 |
| | NBTY Inc. | Common Stock - 2,700 Shares | 58,678 | 72,522 |
| | Nektar Therapeutics | Common Stock - 5,700 Shares | 61,736 | 77,577 |
| | Netscreen Technologies Inc. | Common Stock - 2,600 Shares | 64,357 | 64,350 |
| | Network Associates Inc. | Common Stock - 6,700 Shares | 103,120 | 100,768 |
| | New York Community Bancorp Inc | Common Stock - 2,466 Shares | 51,713 | 93,831 |
| | Nicor Inc | Common Stock - 3,150 Shares | 87,891 | 108,691 |
| | Norfolk Southern Corp | Common Stock - 21,700 Shares | 447,623 | 513,205 |
| | Nortel Networks Corp | Common Stock - 52,900 Shares | 87,996 | 223,767 |
| | Northrop Grumman Corp. | Common Stock - 900 Shares | 81,112 | 86,040 |
| | NPS Pharmaceuticals Inc | Common Stock - 2,000 Shares | 45,773 | 61,480 |
| | Nu Skin Enterprises Inc. | Common Stock - 6,500 Shares | 81,451 | 111,085 |
| | Occidental Pete Corp Del | Common Stock - 16,700 Shares | 411,563 | 709,152 |
| | Orthofix International | Common Stock - 2,700 Shares | 89,325 | 132,246 |
| | Owens Illinois Inc | Common Stock - 7,500 Shares | 174,658 | 89,175 |

(Continued)

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

**SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**EIN 34-0367600—PLAN NO. 003**
**DECEMBER 31, 2003**

| (a) | (b)<br>Identity of Issuer, Borrower, Lessor or Similar Party | (c)<br>Description of Investment | (d)<br>Cost | (e)<br>Current Value |
|---|---|---|---|---|
| | Common Stock (Continued): | | | |
| | Packeteer Inc. | Common Stock - 3,900 Shares | 69,969 | 66,222 |
| | Pall Corp | Common Stock - 10,010 Shares | 170,491 | 268,568 |
| | Panera Bread Co | Common Stock - 1,200 Shares | 44,523 | 47,436 |
| | Parametric Technology Corp | Common Stock - 89,290 Shares | 176,012 | 347,863 |
| | Partnerre LTD. | Common Stock - 2,000 Shares | 107,185 | 116,100 |
| | Patina Oil & Gas Corp | Common Stock - 975 Shares | 29,093 | 47,843 |
| | Patterson Energy Inc | Common Stock - 3,100 Shares | 86,457 | 102,052 |
| | Pentair Inc. | Common Stock - 400 Shares | 16,200 | 18,280 |
| | Pepsiamericas Inc | Common Stock - 6,600 Shares | 90,604 | 112,992 |
| | Pepsico Inc. | Common Stock - 5,200 Shares | 248,175 | 243,256 |
| | Pfizer | Common Stock - 14,290 Shares | 465,731 | 504,866 |
| | Pharmaceutical Resources Inc | Common Stock - 700 Shares | 42,648 | 45,605 |
| | PNC Financial Services | Common Stock - 3,400 Shares | 180,901 | 186,082 |
| | PPL Corp. | Common Stock - 5,500 Shares | 169,394 | 242,743 |
| | Principal Financial Group | Common Stock - 3,910 Shares | 106,744 | 129,304 |
| | Proctor & Gamble | Common Stock - 1,700 Shares | 164,152 | 169,796 |
| | Progress Energy Inc. | Common Stock - 4,800 Shares | 210,145 | 217,248 |
| | Quanta Sevices Inc. | Common Stock - 6,500 Shares | 56,840 | 47,450 |
| | Quicksilver Resources Inc | Common Stock - 1,400 Shares | 33,362 | 45,220 |
| | Qwest Communications Intl Inc. | Common Stock - 49,300 Shares | 515,863 | 212,976 |
| | Rare Hospitality Intl. Inc. | Common Stock - 2,800 Shares | 62,789 | 68,432 |
| | Raymond James Financial Inc. | Common Stock - 1,700 Shares | 66,258 | 64,252 |
| | Respironics Inc | Common Stock - 2,700 Shares | 86,836 | 121,743 |
| | Ruby Tuesday Inc | Common Stock - 2,300 Shares | 49,582 | 65,527 |
| | Safeway Inc. | Common Stock - 15,300 Shares | 304,033 | 335,223 |
| | Sara Lee Corp. | Common Stock - 4,000 Shares | 78,770 | 86,840 |
| | Scansoft Inc. | Common Stock - 7,200 Shares | 35,384 | 38,304 |
| | Schlumberger LTD | Common Stock - 2,100 Shares | 97,215 | 115,306 |
| | Scientific Atlanta Inc. | Common Stock - 1,450 Shares | 18,934 | 39,585 |
| | Scottish Re Group LTD. | Common Stock - 2,200 Shares | 47,924 | 45,716 |
| | SCS Transportation Inc. | Common Stock - 4,000 Shares | 53,203 | 70,320 |
| | Sears Roebuck & Co | Common Stock - 3,200 Shares | 91,780 | 146,304 |
| | Select Medical Corp | Common Stock - 9,000 Shares | 59,415 | 146,520 |
| | Sempra Energy | Common Stock - 9,500 Shares | 179,732 | 287,945 |
| | SI International Inc. | Common Stock - 4,900 Shares | 82,156 | 95,795 |
| | SM&A | Common Stock - 3,400 Shares | 41,031 | 39,780 |
| | Smurfit Stone Container Corp | Common Stock - 14,700 Shares | 213,753 | 272,979 |
| | Snap On Inc | Common Stock - 7,790 Shares | 183,273 | 251,150 |
| | Solectron Corp | Common Stock - 31,989 Shares | 259,729 | 189,055 |
| | Southern Co. | Common Stock - 7,100 Shares | 208,906 | 214,775 |
| | Southwest Bancorporation Tex | Common Stock - 950 Shares | 26,538 | 36,908 |
| | Sprint Corp | Common Stock - 10,800 Shares | 133,058 | 177,336 |
| | Sprint Corp PCS Group | Common Stock - 22,300 Shares | 131,525 | 125,326 |
| | Staples Inc. | Common Stock - 900 Shares | 24,004 | 24,570 |
| | Steelcase Inc | Common Stock - 20,090 Shares | 200,683 | 289,697 |
| | Steris Corp. | Common Stock - 2,900 Shares | 63,310 | 65,540 |
| | Sunopta Inc. | Common Stock - 7,800 Shares | 70,037 | 71,994 |
| | Supervalu Inc. | Common Stock - 4,600 Shares | 92,156 | 131,514 |
| | Sycamore Networks Inc. | Common Stock - 12,050 Shares | 52,995 | 63,142 |
| | Sylvan Learning Systems Inc. | Common Stock - 2,900 Shares | 81,746 | 83,491 |

(Continued)

## SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 34-0367600—PLAN NO. 003
DECEMBER 31, 2003

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Common Stock (Continued): | | | |
| | Tech Data Corp | Common Stock - 2,600 Shares | 73,361 | 103,194 |
| | Tellabs Inc. | Common Stock - 12,600 Shares | 165,941 | 106,218 |
| | Tennant Co | Common Stock - 3,120 Shares | 98,016 | 135,096 |
| | Textron Inc. | Common Stock - 6,800 Shares | 262,490 | 390,218 |
| | Therasense Inc. | Common Stock - 1,800 Shares | 20,420 | 36,540 |
| | Thomas & Betts Corp | Common Stock - 4,900 Shares | 145,514 | 112,161 |
| | Tiffany & Co. | Common Stock - 900 Shares | 42,200 | 40,730 |
| | Time Warner Inc. | Common Stock - 9,600 Shares | 149,564 | 172,704 |
| | Tommy Hilfiger Corp. | Common Stock - 16,130 Shares | 126,045 | 238,885 |
| | Torchmark Corp | Common Stock - 2,000 Shares | 85,240 | 91,080 |
| | Transocean Sedco | Common Stock - 4,000 Shares | 75,302 | 96,040 |
| | Travelers Property Casualty Corp. | Common Stock - 4,000 Shares | 64,650 | 67,120 |
| | Triad Guaranty Inc. | Common Stock - 800 Shares | 35,198 | 40,280 |
| | Triad Hospitals Inc. | Common Stock - 1,850 Shares | 43,495 | 61,550 |
| | Unisys Corp. | Common Stock - 1,000 Shares | 15,601 | 14,850 |
| | United Defense Industries Inc. | Common Stock - 1,350 Shares | 33,383 | 43,038 |
| | Unocal Corp. | Common Stock - 1,800 Shares | 56,830 | 66,294 |
| | Unumprovident Corp | Common Stock - 12,580 Shares | 186,010 | 198,387 |
| | V F Corp | Common Stock - 4,200 Shares | 99,916 | 181,608 |
| | Valero Energy Corporation | Common Stock - 2,600 Shares | 69,593 | 120,484 |
| | VCA Antech Inc. | Common Stock - 2,950 Shares | 45,392 | 91,391 |
| | Verisign Inc | Common Stock - 5,550 Shares | 65,434 | 90,465 |
| | Viacom Inc. | Common Stock - 2,200 Shares | 87,686 | 97,762 |
| | Viad Corp | Common Stock - 11,220 Shares | 227,786 | 281,532 |
| | Vicuron Pharmaceuticals Inc. | Common Stock - 3,300 Shares | 47,595 | 61,545 |
| | Vodafone Group PLC | Common Stock - 3,600 Shares | 75,114 | 90,144 |
| | Wabtec Corp | Common Stock - 3,000 Shares | 44,644 | 51,120 |
| | Wachovia Corp | Common Stock - 9,400 Shares | 273,547 | 437,946 |
| | Walmart | Common Stock - 3,000 Shares | 165,030 | 159,420 |
| | Washington Mut Inc. | Common Stock - 5,100 Shares | 186,949 | 204,612 |
| | Waste Management Inc. | Common Stock - 2,500 Shares | 65,904 | 74,000 |
| | Wendys Intl Inc | Common Stock - 3,530 Shares | 108,739 | 138,517 |
| | Western Gas Resources Inc | Common Stock - 1,000 Shares | 38,617 | 47,300 |
| | Whirlpool Corp | Common Stock - 5,700 Shares | 350,698 | 414,105 |
| | Wisconsin Energy Corp | Common Stock - 6,000 Shares | 154,893 | 200,700 |
| | Wyeth | Common Stock - 8,400 Shares | 380,335 | 356,580 |
| | XL Capital LTD. | Common Stock - 900 Shares | 65,507 | 70,083 |
| | Yankee Candle Co. | Common Stock - 6,750 Shares | 170,964 | 184,478 |
| | Zale Corp | Common Stock - 6,650 Shares | 200,135 | 353,780 |
| | Zoran Corp. | Common Stock - 6,400 Shares | 113,026 | 111,296 |
| | Total Common Stock | | 35,233,988 | 42,356,549 |

(Continued)

## THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

**SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**EIN 34-0367600—PLAN NO. 003**
**DECEMBER 31, 2003**

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Short-Term Investments: | | | |
| | State Street Bank & Trust Company | State Street Short Term Fund | 848,110 | 848,718 |
| | State Street Bank & Trust Company | State Street Short Term Fund - Bernstein | 413,827 | 405,745 |
| | State Street Bank & Trust Company | State Street Short Term Fund - Cook & Bieler | 82,677 | 78,617 |
| | State Street Bank & Trust Company | State Street Short Term Fund - Stralem | 158,149 | 156,089 |
| | State Street Bank & Trust Company | State Street Short Term Fund - Boston Company | 81,244 | 76,859 |
| | State Street Bank & Trust Company | State Street Short Term Fund - Victory | 18,618 | 15,969 |
| | Total Short-Term Investments | | 1,602,625 | 1,581,997 |
| | Total General Fund | | 105,485,444 | 118,969,673 |
| | **Profit Sharing Lubrizol Stock Fund:** | | | |
| * | The Lubrizol Corporation | Common Stock - 366,666 Shares | 10,904,900 | 11,925,339 |
| * | State Street Bank & Trust Company | State Street Short Term Fund | 145,185 | 145,185 |
| | Total Company Stock Fund | | 11,050,085 | 12,070,524 |
| | **Fixed Income Fund:** | | | |
| | Metropolitan Life Insurance Co. | Intermediate Duration Fund | 54,972,388 | 57,282,687 |
| | Metropolitan Life Insurance Co. | Group Annuity Contract (GA 24505) | | 2,654,616 |
| | Total Synthetic Investment Contracts | | 54,972,388 | 59,937,303 |
| | **Balanced Fund—** | | | |
| | American Funds Group | American Balanced Fund Inc - 1,301,960 Units | 20,370,970 | 22,510,887 |
| | **Equity Index Fund—** | | | |
| * | State Street Bank & Trust Company | SSgA S&P 500 Index Fund - 3,766,966 Units | 39,133,222 | 49,460,259 |
| | **International Equity Fund—** | | | |
| | American Funds Group | American Europacific Growth Fund - 542,750 Units | 15,482,892 | 16,396,467 |
| | **Company Common Stock Fund:** | | | |
| * | The Lubrizol Corporation | Common Stock - 1,374,110 Shares | 42,102,360 | 44,684,652 |
| * | State Street Bank & Trust Company | State Street Short Term Fund | 627,020 | 627,020 |
| | Total Company Common Stock Fund | | 42,729,380 | 45,311,672 |
| | **Equity Growth Fund—** | | | |
| | LM Advisors | Legg Mason Value Trust Fund - 338,219 Shares | 19,536,094 | 21,081,203 |
| | **Small-Mid Cap Growth Fund—** | | | |
| | Franklin | Franklin Small-Mid Cap Growth Fund - 406,875 Units | 13,216,272 | 12,295,762 |
| | **Mid Cap Value Fund—** | | | |
| | JP Morgan | JP Morgan Mid Cap Value Fund - 625,411 Units | 11,645,147 | 11,645,147 |

(Continued)

# THE LUBRIZOL CORPORATION EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

**SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**EIN 34-0367600—PLAN NO. 003**
**DECEMBER 31, 2003**

| (a) | (b) Identity of Issuer, Borrower, Lessor or Similar Party | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | **Value Fund—** | | | |
| * | MFS | MFS Value Fund - 151,375 Units | 2,640,369 | 3,078,974 |
| | **Core Bond Fund—** | | | |
| | Bank One | One Group Bond Fund - 535,769 Units | 5,895,548 | 5,866,271 |
| | **Participant Loan Fund—** | | | |
| * | Loans to Participants | Various participant loans with interest rates ranging from 5.00% to 10.00% | 5,778,771 | 5,778,771 |
| | **TOTAL ASSETS HELD FOR INVESTMENT PURPOSES** | | $347,936,582 | $384,402,913 |

* Indicates a party-in-interest to the Plan.

(Concluded)

THE LUBRIZOL CORPORATION EMPLOYEES'
PROFIT SHARING AND SAVINGS PLAN

**SCHEDULE H, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS**
**EIN 34-0367600—PLAN NO. 003**
**YEAR ENDED DECEMBER 31, 2003**

| (a) Identity of Party Involved | (b) Description of Asset | (c) Purchase Price | (d) Selling Price | (e) Lease Rental | (f) Expense Incurred With Transaction | (g) Cost of Assets | (h) Current Value of Asset on Transaction Date | (i) Net Gain or (Loss) |
|---|---|---|---|---|---|---|---|---|
| *Single Transactions:* | | | | | | | | |
| State Street Bank & Trust Co. | SSgA S&P 500 Index Fund | $ 33,963,608 | | N/A | None | $ 33,963,608 | $ 33,963,608 | N/A |
| Key Trust Company of Ohio, N.A. | Victory DCS Equity Index Fund | | $ 33,718,834 | N/A | None | 30,057,867 | 33,718,834 | $ 3,660,967 |
| *Series of Transactions:* | | | | | | | | |
| The Lubrizol Corporation | Common Stock | 25,416,664 | | N/A | $ 24,905 | 25,441,569 | 25,441,569 | N/A |
| The Lubrizol Corporation | Common Stock | | 30,601,036 | N/A | 30,909 | 28,967,647 | 30,570,127 | 1,602,480 |
| State Street Bank & Trust Company | State Street Short Term Investment Fund | 107,383,138 | | N/A | None | 107,383,138 | 107,383,138 | N/A |
| State Street Bank & Trust Company | State Street Short Term Investment Fund | | 105,008,309 | N/A | None | 105,008,309 | 105,008,309 | None |
| PIMCO Funds | Total Return Fund | 14,151,255 | | N/A | None | 14,151,255 | 14,151,255 | N/A |
| PIMCO Funds | Total Return Fund | | 10,896,098 | N/A | None | 10,580,074 | 10,896,098 | 316,024 |

NOTE - Reportable transactions are non-participant directed single transactions or a series of non-participant directed transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

28 of 28